================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
            SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                          HITOX CORPORATION OF AMERICA
                            (Name of Subject Company)

                          HITOX CORPORATION OF AMERICA
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                                    433658101
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                WILLIAM B. HAYES
                       ACTING CHIEF EXECUTIVE OFFICER AND
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          HITOX CORPORATION OF AMERICA
                               722 Burleson Street
                           Corpus Christi, Texas 78402
                                 (512) 882-5175
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)
                                 ---------------

                                 With a Copy To:

                              Mark D. Wigder, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202
                                 (214) 855-4500

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                                        1

ITEM 1.           SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Hitox Corporation of America, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 722 Burleson Street, Corpus Christi, Texas 78402. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.25 per share (the "Company Common Stock" or the "Shares"), of the Company.

ITEM 2.           TENDER OFFER OF THE BIDDER

         This Statement relates to the unsolicited tender offer by Paulson Acquisition, LLC, a Delaware limited liability company ("Paulson Acquisition") , to purchase up to 1,000,000 of the Shares currently outstanding (the "Publicly Held Shares) at $2.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the "Paulson Offer"). Paulson Acquisition is a wholly-owned limited liability company of the Paulson Ranch, Ltd., a Texas limited partnership ("Paulson Ranch"). The general partner of Paulson Ranch is Paulson Ranch Management, L.L.C., a Texas limited liability company ("Paulson Ranch Management"). The members of Paulson Ranch Management are Mr. Bernard A. Paulson ("Mr. Paulson") and his wife. The Paulson Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 23, 1999 (as may be amended and supplemented from time to time, the "Schedule 14D-1"), which has been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder. As set forth in Schedule 14D-1, the address of the principal executive offices of Paulson Acquisition is c/o Founders Equity Group, Inc., 2602 McKinney Avenue, Suite 220, Dallas, Texas 75204.

ITEM 3.           IDENTITY AND BACKGROUND.

         (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Paulson
Acquisition, Mr. Paulson or their affiliates has been provided by Paulson Acquisition or Mr. Paulson, and the Company takes no responsibility for such information, other than as it relates to corporate actions of the Company or Mr. Paulson's status with the Company.

         (b) Except as described in this Item 3(b), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Paulson Acquisition or its executive officers, directors or affiliates.

         Certain material contracts, agreements, arrangements and understandings between the Company or its affiliates and (i) certain of the Company's executive officers, directors and affiliates or (ii) affiliates of Paulson Acquisition are described at pages 5 and 6 through 8 of the Company's Proxy Statement dated April 1, 1999 relating to its 1999 Annual Meeting of Stockholders (the "Proxy Statement") in the sections entitled "Directors' Compensation," "Executive Compensation," "Security Ownership of Management" and "Certain Transactions." A copy of such pages of the Proxy Statement is filed as Exhibit (c) hereto, and those portions of the Proxy Statement are hereby incorporated herein by reference.

         As set forth in the Offer to Purchase, Mr. Paulson (a member of Paulson Ranch Management) beneficially owned as of February 9, 1999 42,000 shares of Company Common Stock and is a member of the Board of Directors of the Company. Until March 24, 1999, Mr. Paulson was also acting Chief Executive Officer of the Company.

         Each non-employee director of the Company receives a $1,000 quarterly retainer fee (with the chairman receiving an additional $500 per quarter), an additional fee of $1,000 for each Board meeting attended and $500 for each committee meeting attended.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

         (a)      NO RECOMMENDATION.

         On March 23, 1999, Mr. Paulson commenced the Paulson Offer. On March 24 and March 30, 1999, the Board of Directors (the "Board") of the Company met to consider and respond to the Paulson Offer. On April 1, 1999, the Company received a letter from Zemex Corporation (the "Zemex Proposal") offering to purchase all of the outstanding shares of the Company for cash at $2.50 per share, subject to certain conditions prior to consummation of the purchase. On April 5, 1999, the Board met to consider and respond to the Paulson Offer and the Zemex Proposal. Because he is affiliated with Paulson Acquisition, Mr. Paulson recused himself from all Board discussions regarding the Paulson Offer.

         POSITION OF THE COMPANY. At the meeting of the Board held on April 5, 1999, the Board determined that the Company would not make a recommendation at this time as to whether the holders of Publicly Held Shares (the "Public Stockholders") should tender their Shares pursuant to the terms of the Paulson Offer. The Board has determined that at the present time the Company will express no position and will remain neutral with respect to the Paulson Offer. The Board has not voted to approve or disapprove the Paulson Offer or to recommend that the Public Stockholders tender or refuse to tender their Shares in the Paulson Offer. The foregoing determination to remain neutral with respect to the Paulson Offer at this time is predicated on the Company reaching agreement with Mr. Paulson to amend the Offer to Purchase to include certain forward-looking information relating to the Company requested by the Board.

         A letter to the stockholders communicating the Board's determination and decision not to make a recommendation and a press release relating thereto are filed as Exhibits (a) and (d) hereto, respectively, and are incorporated herein by reference.

         NO PERSON OR ENTITY, INCLUDING THE COMPANY, ANY MEMBER OF THE BOARD AND THE LEGAL ADVISORS TO ANY MEMBER OF THE BOARD IS MAKING ANY RECOMMENDATION TO THE PUBLIC STOCKHOLDERS IN THIS SCHEDULE 14D-9 AS TO WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING SHARES IN THE PAULSON OFFER. CONSEQUENTLY, EACH PUBLIC STOCKHOLDER MUST DECIDE, IN THE MANNER IN WHICH SUCH PUBLIC STOCKHOLDER WISHES TO DO SO, WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE BOARD STRONGLY URGES THE PUBLIC STOCKHOLDERS TO MAKE THEIR DECISIONS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES BASED ON ALL OF THE AVAILABLE INFORMATION, INCLUDING THE INFORMATION SET FORTH IN THIS SCHEDULE 14D-9.

          (b)     REASONS FOR  THE BOARD'S POSITION  WITH RESPECT TO THE PAULSON
                  OFFER.

         The members of the Board, with the exception of Mr. Paulson, who recused himself from such deliberations, unanimously agreed that the Board will defer making a determination as to whether to recommend that stockholders accept or reject the Paulson Offer pending an evaluation of, and possibly negotiation with respect to, the Zemex Proposal. The Board has formed a special committee, consisting of Robert J. Cresci, William B. Hayes, Christopher J. McGougan, Kevin
S. Moore and Michael A. Nicolais, to consider the Zemex Proposal and, if the special committee should determine that it is advisable to consider pursuing the Zemex Proposal, to negotiate the terms and conditions thereof. Presently, the Zemex Proposal contains a number of conditions, some of which might not be susceptible to being satisfied, including a requirement of Zemex that its proposal receive unanimous Board approval and that at least 51% of the Company's shares be tendered to Zemex in response to a Zemex tender offer to be followed by Zemex acquiring all the Company's Shares. Mr. Paulson, a director of the Company, has indicated that at the present time he would not vote for the Zemex Proposal. Unless Zemex were to eliminate the condition that the Zemex Proposal receive unanimous Board approval, the Zemex Proposal could not be effectuated, even if the special committee considered the proposal to be favorable. The special committee may choose to negotiate for more favorable terms and conditions. Alternatively, the special committee may determine not to pursue the Zemex Proposal for a variety of reasons, including the possibility that some of the conditions set forth in the Zemex Proposal may not be capable of being satisfied. Further, the Zemex Proposal is a non-binding proposal of Zemex, and Zemex is not obligated to proceed with such proposal. The special committee may also further consider the Paulson Offer, particularly as it may affect the Zemex Proposal. The special committee may hire a financial advisor to assist it in considering the Zemex Proposal and the Paulson Offer. There is no assurance that the Zemex Proposal will be pursued, effectuated or consummated.

         Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Paulson Offer.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company may retain a financial advisor to the Company in connection with the Zemex Offer and/or the Paulson Offer and matters arising in connection therewith. No financial advisor has been retained as of the date of this report. Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders in connection with the Zemex Offer or the Paulson Offer.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as described above in Item 3(b).

         (b) The Company has no knowledge of whether any of its directors, executive officers, affiliates or subsidiaries intend to tender their Shares in accordance with the Paulson Offer.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Except as set forth in this Schedule 14D-9 and in the Paulson Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Paulson Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described in Items 3 and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Paulson Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Form of Letter to Stockholders  of the Company, dated April 5,
1999.*

         (b)      None.

         (c) Portions of Hitox Corporation of America Proxy Statement dated April 1, 1999 relating to the Company's 1999 Annual Meeting of Stockholders.

         (d) Press Release, dated April 5, 1999.

---------------
*        Included in copies of the Schedule 14D-9 mailed to stockholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 5, 1999
                                         HITOX CORPORATION OF AMERICA


                                         By:      /s/ William B. Hayes
                                                  ------------------------------
                                         Name:    William B. Hayes
                                         Title:   Acting Chief Executive Officer

                                  EXHIBIT INDEX

          (a)  Form of Letter to  Stockholders  of the  Company,  dated April 5,
               1999.*

          (b)  None.

          (c) Portions of Hitox Corporation of America Proxy Statement dated April 1, 1999 relating to the Company's 1999 Annual Meeting of Stockholders.

          (d)  Press Release, dated April 5, 1999.





------------
*        Included in copies of the Schedule 14D-9 mailed to stockholders.

                  Form of Letter to Stockholders of the Company
                                   Exhibit (a)

                                  April 5, 1999

To Our Stockholders:

     On behalf of the Board of Directors of Hitox Corporation of America (the "Company"), we advise you that on April 1, 1999 the Company received a letter (the "Zemex Proposal") from Zemex Corporation ("Zemex") offering to purchase all of the outstanding shares of the Company common stock (the "Common Stock"), par value $0.25 per share, for cash at a purchase price of $2.50 per share, subject to certain conditions prior to consummation of the purchase. On March 23, 1999, Bernard Paulson ("Paulson"), the then acting Chief Executive Officer of the
Company and a member of the Board of Directors of the Company, made an unsolicited tender offer (the "Paulson Offer") to purchase up to 1,000,000 shares of the Company's currently outstanding Common Stock. Paulson had offered to step down as acting Chief Executive Officer of the Company during the pendency of the Paulson Offer and to recuse himself from the Board deliberations pertaining to the Paulson Offer, and on March 24, 1999 the Board accepted this offer.

     Your Board of Directors met on April 5, 1999 to consider the Paulson Offer and the Zemex Proposal. As described in the enclosed Schedule 14D-9, which is being filed today with the Securities and Exchange Commission, the Board, with Paulson recusing himself from such deliberations, determined that the Company would not at the present time make a recommendation whether the Company's stockholders should tender their shares of Common Stock pursuant to the terms of the Paulson Offer. The foregoing determination to remain neutral with respect to the Paulson Offer at this time is predicated on the Company reaching agreement with Mr. Paulson to amend the Offer to Purchase to include certain forward-looking information relating to the Company requested by the Board. In addition, the Board agreed to defer a determination whether to recommend that stockholders accept or reject the Paulson Offer pending an evaluation of, and possibly negotiation with respect to, the Zemex Proposal.

     The Board has formed a special committee (the "Special Committee") consisting of Robert J. Cresci, William B. Hayes, Christopher J. McGougan, Kevin
S. Moore and Michael A. Nicolais, to consider the Zemex Proposal, and if the Special Committee should determine that it is advisable to consider pursuing the Zemex Proposal, to negotiate the terms and conditions thereof. As set forth in the attached Schedule 14D-9, the Zemex Proposal contains a number of conditions, some of which might not be susceptible to being satisfied, including a requirement that the Zemex Proposal receive unanimous approval of the Board of the Company and that at least 51% of the Company's shares be tendered to Zemex in response to a Zemex tender offer to be followed by Zemex acquiring all the Company's shares. Paulson, a member of the Board, has indicated that at the present time he would not vote for the Zemex Proposal. If he does not vote for the Zemex Proposal and unless Zemex were to eliminate or sufficiently modify the condition that the Zemex Proposal receive unanimous approval of the Board, the Zemex Proposal could not be effectuated even if the Special Committee considered whether to pursue the Zemex Proposal.

     The Special Committee may choose to negotiate for more favorable terms and conditions. Alternatively, the Special Committee may determine not to pursue the Zemex Proposal for a variety of reasons, including the possibility that some of the conditions in the Zemex Proposal may not be capable of being satisfied. Further, the Zemex Proposal is a non-binding proposal of Zemex, and Zemex is not obligated to proceed with such proposal. The Special Committee may also consider the Paulson Offer, particularly as it may affect the Zemex Proposal. The Special Committee may also retain a financial advisor to assist it in considering the Zemex Proposal and the Paulson Offer. There is no assurance that the Zemex Proposal will be pursued, effectuated or consummated.

     Because the Company is not making a recommendation with respect to the Paulson Offer, you must make your own decision as to the adequacy, fairness and acceptability of the Paulson Offer in the manner in which you wish. The Board of Directors urges you to make your decision based on all the information available to you and, to that end, to read the enclosed Schedule 14D-9 carefully and in its entirety.

                      On behalf of the Board of Directors,

                      /s/ William B. Hayes
                      -------------------------------------
                      William B. Hayes,
                      Acting Chief Executive Officer and
                      Chairman of the Board

Portions of Hitox Corporation of America Proxy Statement dated April 1, 1999 relating to the Company's 1999 Annual Meeting of Stockholders

                                   Exhibit (c)

Directors' Compensation

         Non-employee members of the Board of Directors are compensated by the Company for board meetings attended in the amount of $1,000 and a quarterly retainer of $1,500 with the chairman receiving an additional $500 per quarter. All directors are reimbursed for their reasonable travel expenses incurred in attending meetings of the Board or any Committee or otherwise in connection with their service as a director. Additionally, compensation of $500 is paid to the non-employee directors for each committee meeting attended.

         The Company's 1990 Incentive Plan (the "Plan"), approved at the May 18, 1990 Annual Meeting of Shareholders, provides that each non-employee director of the Company on the first business date after each Annual Meeting of Shareholders, will automatically be granted a non-qualified option for 2,500 shares of Common Stock under the Plan. Each option so granted to a non-employee director will have an exercise price per share equal to the fair market value of the common stock on the date of grant of such option. Each such option will be fully exercisable at the date of grant and will expire upon the tenth anniversary of the date of grant. On May 20, 1998, Messrs. Cresci, Hayes, McGougan, Moore, Nicolais, and Paulson were each granted options to purchase 2,500 shares at the per share exercise price of $2.063, none of which were exercised during fiscal 1998.

         On October 30, 1997, and until the selection of a new President and Chief Executive Officer, the Board of Directors appointed Bernard A. Paulson, Director, as interim Chief Executive Officer with compensation of $4,000 per month and $1,000 per day for negotiation of special projects. Additionally, the Board of Directors retained William B. Hayes, Chairman, as consultant with compensation of $500.00 each day of consultation. During fiscal year 1998, the Company paid consulting fees to Mr. Paulson and Mr. Hayes in the amount of $50,000 and $17,750 respectively.

         Employee directors receive no additional compensation for service on the Board of Directors or on Committees of the Board.


                             EXECUTIVE COMPENSATION

         The following table sets forth information concerning cash compensation paid by the Company to the Acting Chief Executive Officer, the Senior Vice President, and the former Chief Executive Officer:


                           Summary Compensation Table
                                                                                           Long Term
        Name and                                                                          Compensation           All Other
   Principal Position           Year               Salary($)            Bonus($)          Options/SARs#        Compensation$
----------------------          ----               ---------            --------          -------------        -------------

Bernard A. Paulson              1998                50,000(1)                                 2,500(2)            13,500(3)
  Acting CEO                    1997                10,000(1)                                 2,500(2)            10,500(3)
Kelso C. Brooks, Jr.            1998                96,923               17,945(4)           30,000(5)             3,130(4)
  Sr. Vice President            1997                95,485               14,162(6)
                                1996                77,800                5,373(7)
Thomas A. Landshof              1997               117,479(8)                                                     95,540(9)
  Former President
    and CEO                     1996               131,250               29,302                                    1,988



                                                         8




(1) Consulting compensation. See "Directors' Compensation." Mr. Paulson became Acting Chief Executive Officer in October 1997.

(2)  Automatic options granted annually to each director.

(3)  Board of Director and Committee Meeting fees.

(4)  Earned in fiscal year; $17,945 deferred to 1999; $3,130 profit sharing.

(5) In March 1998, Mr. Brooks was granted 30,000 options under the 1990 Incentive Plan at an exercise price of $1.531 exercisable over five years at 6,000 options per year.

(6)  $10,000 promotion bonus; $4,162 year-end bonus.

(7)  Earned in fiscal year; $2,573 deferred to 1997.

(8)  Mr. Landshof resigned from the Company on October 30, 1997.

(9) Includes $49,349 severance pay accrued fiscal year; deferred to 1998, and other benefits.


         The following table sets forth information concerning options granted the Senior Vice President of the Company in 1998. No SARs were granted.


                      Option/SAR Grants in Last Fiscal Year
                      -------------------------------------

                                      Number of             % of Total
                                     Securities            Options/SARs
                                     Underlying             Granted to            Exercise or
                                    Options/SARs           Employees in           base price             Expiration
             Name                    Granted (#)            Fiscal Year            ($/Share)                Date
----------------------------        ------------           ------------           -----------            ----------

Kelso C. Brooks, Jr.                   30,000                  14.7                 $1.531                03/03/08




                                  Aggregated Option/SAR Exercises in Last Fiscal Year
                                  ---------------------------------------------------
                                             and FY-End Option/SAR Values
                                             ----------------------------

                                                               Number of Securities
                                                              Underlying Unexercised          Value of Unexercised
                                                                Options/SARs at FY-           In-the-Money Options/
         Shares Acquired                   Value               End (#) Exercisable/            SARs at FY-End ($)
        or Exercised (#)                Realized($)                Unexercisable            Exercisable/Unexercisable
-------------------------------       ---------------       ---------------------------   -----------------------------

Name:  Kelso C. Brooks, Jr.                  0                    6,000/24,000                 $2,814/$11,256 (1)


(1) Value is stated based on the closing price of $2.00 per share of the Company's Common Stock on Nasdaq SmallCap Market on December 31, 1998, less exercise of $1.531.


Security Ownership of Management

         The following table sets forth the number of shares of the Company's Common Stock beneficially owned by each director and nominee for director and all directors and executive officers of the Company as a group as of December 31, 1998.


                                                      Amount
                                                  Beneficially        Percent
       Name of Individual or Group                 Owned (1)          of Class
-------------------------------------------- ---------------------  ------------
Robert J. Cresci                                1,227,986 (2)(3)        20.8%
William B. Hayes                                   76,500 (4)            1.6%
Christopher J. McGougan                         1,355,500 (5)           29.1%
Kevin S. Moore                                  1,177,280 (6)(7)        24.9%
Michael A. Nicolais                                32,500 (8)          : 1.0%
Bernard A. Paulson                                 59,500 (7)(9)       : 1.0%
All directors and executive officers as a       3,971,266 (10)          65.8%
group (9 persons)

(1) Unless otherwise indicated, each person has sole voting and investment power over the shares indicated.

(2) Includes 847,778 shares issuable upon the exercise of warrants held by NAP & Co., 199,107 shares issuable upon the exercise of warrants held by Northman & Co., and 164,226 shares issuable upon the exercise of warrants held by Fuelship & Co., of which Mr. Cresci exercises sole voting power as Managing Director of Pecks Management Partners, Ltd.

(3) Includes options to acquire 16,875 shares that are subject to stock options that are exercisable at or within sixty days of the Record Date.

(4) Consists of 72,500 shares that are subject to stock options that are exercisable at or within sixty days of the Record Date, and 4,000 shares held under William B. Hayes Living Trust.

(5) Consists of 2,500 shares that are subject to stock options that are exercisable at or within sixty days of the Record Date, 1,353,000 shares held by Megamin Ventures Sdn Bhd, a Malaysian corporation, of which Mr. McGougan has shared voting and investment power, and 5,000 shares held jointly by Mr. McGougan and his spouse.

(6) Includes 1,159,780 shares held by the Clark family including Jane Forbes Clark who owns 459,602 shares and Anne L. Peretz who owns 448,825 shares that may be deemed to be beneficially owned by Mr. Moore in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Mr. Moore, Senior Vice President of The Clark Estates, Inc., has been granted powers of attorney to exercise voting and investment power as to these 1,159,780 shares. The Clark Estates, Inc. and Mr. Moore have shared voting and investment power as to 1,159,780 shares; Jane Forbes Clark has shared voting and investment power as to 459,602 shares; Anne L. Peretz has shared voting and investment power as to 448,825 shares.

(7) Includes 17,500 shares that are subject to stock options that are exercisable at or within sixty days of the Record Date.

(8) Includes 22,500 shares that are subject to stock options that are exercisable at or within sixty days of the Record Date, and 10,000 shares held by Mr. Nicolais.

(9)  Includes 42,000 shares held jointly by Mr. Paulson and his spouse.

(10) Includes 163,375 shares which officers and directors as a group have the right to acquire pursuant to stock options and 1,211,111 shares that the entities named in number (2) above have the right to acquire pursuant to warrants which are exercisable at or within sixty days of the Record Date.



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



                              CERTAIN TRANSACTIONS

         Following the completion of the sale of one million shares of Common Stock to Megamin Ventures Sdn Bhd, the Company in February 1997 elected Keng Kay Lim to the Company's Board of Directors. Mr. Lim resigned from the Board of Directors following re-election at the 1998 Annual Meeting, and Christopher J. McGougan, Executive Director of Megamin Ventures Sdn Bhd, was elected to the Board of Directors of the Company succeeding Mr. Lim, and as Mr. Lim's designee. Mr. Lim, through Megamin Ventures Sdn Bhd, is also the Company's controlling shareholder of Malaysian Titanium Corporation Sdn Bhd ("MTC"), the Company's principal raw materials supplier. During 1995, 1996, 1997 and 1998 the Company paid MTC $2,964,000, $4,266,250, $4,077,400 and $4,375,753 respectively, for the purchase of raw materials (principally synthetic rutile), under a supply contract that expires in December 1999. The Company intends to negotiate a new supply contract with MTC prior to the expiration of the current one.




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


                                  Press Release
                                   Exhibit (d)

CONTACT:          William B. Hayes, Acting Chief Executive Officer
                  512-882-5175

FOR IMMEDIATE RELEASE

         Corpus Christi, TX (April 5, 1999)--Hitox Corporation of America (Nasdaq Small Cap: HTXA) announced today that it received a letter on April 1, 1999 from Zemex Corporation proposing to purchase all of the outstanding shares of Hitox for cash at $2.50 per share, subject to certain conditions prior to consummation of the purchase. This proposal was made following the unsolicited tender offer to purchase up to 1,000,000 of the Company's currently outstanding common stock at $2.50 per share by Bernard Paulson, a member of the Company's
Board of  Directors  and,  up to March 24,  1999,  its  acting  Chief  Executive
Officer.

         The Hitox Board of Directors met today to consider Mr. Paulson's currently pending tender offer and to consider the Zemex proposal. The Board determined that the Company would not at this time make a recommendation as to whether the Company's stockholders should tender their shares pursuant to the terms of the Paulson tender offer. The foregoing determination to remain neutral with respect to the Paulson Offer at this time is predicated on the Company reaching agreement with Mr. Paulson to amend his tender offer to include certain forward-looking information relating to the Company requested by the Board.

         The members of the Board, with the exception of Mr. Paulson who recused himself from such deliberations, unanimously agreed that the Board will defer making a determination as to whether to recommend that stockholders accept or reject the Paulson tender offer pending an evaluation of, and possibly negotiation with respect to, the Zemex proposal. The Board has formed a special committee consisting of Robert J. Cresci, William B. Hayes, Christopher J. McGougan, Kevin S. Moore and Michael A. Nicolais, to consider the Zemex proposal and, if the special committee should determine that it is advisable to consider pursuing the Zemex proposal, to negotiate the terms and conditions thereof. Presently, the Zemex proposal contains a number of conditions, some of which might not be susceptible to being satisfied, including a requirement of Zemex that its proposal receive unanimous Board approval and that at least 51% of the Company's shares be tendered to Zemex in response to a Zemex tender offer to be followed by Zemex acquiring all the Company's shares. Mr. Paulson, a director of the Company, has indicated that at the present time he would not vote for the Zemex proposal, and unless Zemex were to eliminate the condition that the Zemex proposal receive unanimous Board approval, the Zemex proposal could not be effectuated, even if the special committee considered the proposal to be favorable. The special committee may choose to negotiate for more favorable terms and conditions. Alternatively, the special committee may determine not to pursue the Zemex proposal for a variety of reasons, including the possibility that some of the conditions set forth in the Zemex Proposal may not be capable of being satisfied. Further, the Zemex Proposal is a non-binding proposal of Zemex, and Zemex is not obligated to proceed with such proposal. The special committee may also further consider Mr. Paulson's offer, particularly as it may affect the Zemex proposal. The special committee also may hire a financial advisor to assist it in considering the Zemex proposal and Mr. Paulson's offer. There is no assurance that the Zemex proposal will be pursued, effectuated or consummated.


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